                                   EXHIBIT 2.2

                           SALE AND PURCHASE AGREEMENT


     THIS AGREEMENT is made and entered into this 27th day of April, 1995, between TELECOM*USA PUBLISHING COMPANY, an Iowa corporation ("Telecom"), and FRONTEER DIRECTORY COMPANY, INC., a Colorado corporation ("Fronteer").

                                    RECITALS

     Telecom desires to purchase certain telephone directory business of Fronteer; and

     Fronteer desires to sell certain of its telephone directory business to Telecom under the terms and conditions set out below.

                                    AGREEMENT

     In consideration of the mutual covenants contained in this Agreement, Telecom and Fronteer agree as follows:

1.   DIRECTORIES TO BE PURCHASED

     Fronteer hereby sells and Telecom hereby purchases all of Fronteer's telephone directories listed on Exhibit "A" attached hereto (the "Directories"), including all product designs and drawings (subject to the rights of advertising subscribers or third parties in such literary property), catalogs, data, files, records, price lists, and other documents relating to suppliers of Fronteer, and all customer lists and contracts, catalogs and marketing materials, and contract lead systems used by Fronteer in connection with the Directories. This transaction includes any patents, trademarks, licenses, copyrights, brand names, and trade names owned by Fronteer (whether registered or subject to being registered), proprietary information and trade secrets. The above described items relating to the Directories published by Fronteer prior to Closing (as described below) shall be delivered to Telecom on or before Closing. The above described items relating to the Directories to be published by Fronteer after Closing (as set out in Section 3 below) shall be delivered to Telecom on the date each of those Directories is delivered to a printer for printing. In addition, Telecom shall have the exclusive right to use any trade name used by Fronteer for the Directories.

     The purchase does not include Fronteer's equipment or other tangible assets, except Fronteer's audiotex equipment used to provide audiotex service for any of the Directories, such audiotex equipment listed on Exhibit "B" attached hereto. After Closing, Fronteer shall continue to use the audiotex equipment as set out in Section 3 below, but Telecom shall perform all maintenance and service work on the audiotex equipment. In addition, Telecom shall purchase two delivery vans from Fronteer at such time as Fronteer has completed delivery of the Directories. The delivery vans are identified on Exhibit "B." Telecom shall pay Fronteer the NADA wholesale blue book value for the delivery vans. Fronteer shall deliver certificates of title to the vans to Telecom free and clear of any and all liens.

     This transaction does not include any receivables of Fronteer, and Telecom is NOT assuming any liabilities of Fronteer (except as set out below). Fronteer is entitled to all receivables in connection with the 1995 editions and prior editions of the Directories sold and published by Fronteer and the 1995 editions of the Directories that are scheduled to be sold and published by Fronteer as shown on Exhibit "A." Telecom is entitled to all receivables generated from the 1996 editions and future editions of the Directories sold and published by Telecom. Telecom shall not publish its first edition of any of the Directories until at least one year after the publication date of the last edition of such Directory published by Fronteer.

     Notwithstanding the above, Telecom shall assume Fronteer's future lease obligations under Fronteer's two (2) short term leases for sales offices located in Great Falls, Montana, and Idaho Falls, Idaho, as of Closing. Copies of such leases are attached as Exhibits "C" and "D."

2.   CONSIDERATION

     The consideration for this Agreement is $3,200,000, payable $1,500,000 at Closing, $400,000 within 15 days after Fronteer certifies that distribution of the August 1995 edition of the Billings, Montana directory is complete, $500,000 within 15 days after Fronteer certifies that distribution of the final 1995 edition of the Directories is complete, subject to any adjustments pursuant to
Section 5 below, and $800,000 payable under certain Non-Competition Agreements described in Section 10 below.

     Closing shall take place at Telecom's offices, 201 Third Avenue S.E., Suite 500, Cedar Rapids, Iowa, at 2:00 p.m. on or before June 1, 1995, or at such other time, date, and place as may be agreed by the parties ("Closing").

3.   CONDUCT OF FRONTEER

     Fronteer shall continue and complete all sales, production and distribution of the Directories scheduled for publication in 1995. Sales, production, and distribution of these Directories shall be completed by the 15th day of the month immediately following the month of publication set out on Exhibit "A," in the same manner as the last published editions of such Directories, including but not limited to, the number of Directories printed and distributed as set out on Exhibit "A," the distribution area, the pricing, the credit terms, the quality and size of print and paper, and the general production standards. Fronteer shall promptly pay all sales and production expenses for those editions of the Directories and for all prior editions of the Directories.

     If Fronteer fails to complete all sales, production and distribution of the Directories as set out above, Telecom shall have, in addition to any other right it may have, the right to terminate this Agreement and receive a full refund of the purchase price previously paid.

     Fronteer shall, at its cost, continue to provide all information, updates, data and telephone lines for audiotex service included in any of the Directories for one year after the date such Directory is published, in the same manner as provided in the prior edition of such

Directory. Fronteer shall have the right to continue to use the audiotex equipment at no additional cost.

     Beginning on the date hereof, Telecom shall have the right to conduct an investigation of Fronteer and its telephone directory business as Telecom deems necessary. Fronteer shall cooperate fully with Telecom in such investigation.

4.   PRE-SALES

     Fronteer may have made sales for editions of the Directories to be published by Telecom ("Pre-Sales"), but will make no more Pre-Sales as of Closing. Telecom shall have the right to review and approve any such Pre-Sales, but such approval shall not be unreasonably withheld. All approved Pre-Sales shall be delivered to Telecom, along with any deposits, accounts receivable, contracts, finished copies and any other items held by Fronteer in connection with such approved Pre-Sales, on or before Closing. Telecom shall pay Fronteer, in addition to the consideration set out in Section 2 above, a commission equal to 25% of the net cash amount of such approved Pre-Sales on or before the date of the last payment due under Section 2 above.

5.   NET CASH REVENUE REQUIREMENT

     Fronteer represents and warrants that the total net cash revenue of the 1995 edition of the Directories sold and published by Fronteer (or the 1995 edition of the particular Directories listed on Exhibit "A" to be sold and published by Fronteer, as the case may be) shall be at least $4,100,000. Net cash revenue shall include all contracted for gross revenue in the form of cash paid or accounts receivable (reduced by commissions paid to Bridgerland Phone Book, Inc. and any other telephone company), including national revenue, but shall exclude cancellations, promotional discounts, payment plan discounts, and any revenue traded for value other than cash or accounts receivables. If the total net cash revenue from the 1995 edition of the Directories is less than $4,100,000, the consideration paid by Telecom shall be reduced by $0.75 on the dollar for each dollar the total net cash revenue falls below $4,100,000, with such reduction to be applied to the last payment due pursuant to Section 2 above. If the total net cash revenue from the 1995 edition of the Directories is more than $4,100,000, the consideration paid by Telecom shall be increased by $0.75 on the dollar for each dollar the total net cash revenue exceeds $4,100,000, with such increase to be added to the last payment due pursuant to
Section 2 above. Telecom and Fronteer shall determine the net cash revenue on or before October 15, 1995.

6.   REPRESENTATIONS AND WARRANTIES OF FRONTEER

     Fronteer hereby represents and warrants to Telecom that:

     DUE ORGANIZATION. Fronteer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado.

     AUTHORIZATION OF AGREEMENT. The execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Fronteer and this Agreement constitutes a valid and legally binding obligation of Fronteer enforceable according to its terms. The execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement and compliance by Fronteer with all the provisions of this Agreement will not (i) violate any provision of the terms of any applicable law, rule, or regulation of any governmental body having jurisdiction; (ii) conflict with or result in a breach of any provision of Fronteer's Articles of Incorporation or Bylaws or constitute a default under any of the terms, conditions, or provisions of, or result in the breach of, or accelerate or permit the acceleration of the performance required by any note, bond, mortgage, indenture, license, agreement, or other instrument or obligation of any nature whatsoever to which Fronteer is a party; or (iii) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Fronteer or any of its property or assets. A copy of the resolution of Fronteer's Board of Directors approving this transaction is attached hereto as Exhibit "E." Fronteer makes NO representation or warranty as to the effect of any state or federal law, rule or regulation regulating monopolies or anti-competitive conduct on this Agreement or the transactions contemplated herein.

     PAYMENT OF TAXES.
     Fronteer has filed all federal, state, and local tax returns required to be filed (including any use tax returns), and has made timely payment of all taxes shown by those returns to be due and payable. All filed tax returns are complete, true and correct in all material respects.

     NO ADVERSE CONDITIONS. There are no adverse conditions or circumstances that may interfere with Telecom's use and enjoyment of or opportunity to operate the directory business of Fronteer to be purchased by Telecom pursuant to this Agreement.

     NO OMISSIONS OR MISREPRESENTATIONS. No representation, warranty, or statement of Fronteer contains any misrepresentation or misstates any material fact or omits to state any material fact necessary to make each representation or warranty or statement in this Agreement, or in any certificates or other instruments furnished or to be furnished to Telecom, accurate and not misleading in any material respect.

     INVESTIGATION BY TELECOM. No investigation conducted by Telecom shall affect the representations and warranties of Fronteer herein, and each such representation and warranty shall survive the execution hereof.

     CONSENTS. Fronteer has obtained the consent of each of its lenders to the transactions contemplated by this Agreement, and each such lender has agreed to release any and all liens or security interests covering the Directories, the audiotex equipment, and delivery vans being purchased by Telecom pursuant to the terms of this Agreement, such consents attached hereto as Exhibit "F".

     PUBLICATION AGREEMENTS. Fronteer is a party to an agreement with Peak Media, Inc., in connection with the Twin Falls, Idaho directory, a copy of such agreement is attached as Exhibit "G." In addition, Fronteer is a party to an agreement with Upper Valley Phone Book, Inc., in connection with the Idaho Falls, Idaho directory, a copy of such agreement is attached as Exhibit "H."

     TELEPHONE PUBLISHING CONTRACTS. Fronteer is a party to telephone publishing contracts with Bridgerland Phone Book, Inc., Ronan Telephone Company, Range Cooperative, Inc., and with the local telephone company covering the Big Horn Basin directory, copies of which contracts are attached hereto as Exhibit "I."

     CORPORATE ACTIONS. Fronteer shall take such action and shall file all documents necessary to comply with all state and federal statutes requiring shareholder consent/approval of this Agreement and the transactions contemplated hereby.

7.   REPRESENTATIONS AND WARRANTIES OF TELECOM

     Telecom represents and warrants to Fronteer that:

     DUE ORGANIZATION. Telecom is a corporation duly organized, validly existing, and in good standing under the laws of the State of Iowa and has the power and authority, corporate and otherwise, to own its properties and conduct the business in which it is presently engaged.

     AUTHORIZATION OF AGREEMENT. The execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Telecom and this Agreement constitutes a valid and legally binding obligation of Telecom enforceable according to its terms. The execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement and compliance by Telecom with all the provisions of this Agreement will not (i) violate any provision of the terms of any applicable law, rule, or regulation of any governmental body having jurisdiction; (ii) conflict with or result in a breach of any provision of Telecom's Articles of Incorporation or Bylaws or constitute a default under any of the terms, conditions, or provisions of, or result in the breach of, or accelerate or permit the acceleration of the performance required by any note, bond, mortgage, indenture, license, agreement, or other instrument or obligation of any nature whatsoever to which Telecom is a party; or (iii) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Telecom or any of its property or assets.

8.   PUBLIC ANNOUNCEMENT

     Except as required by state or federal law to obtain consent of this transaction from the shareholders of Fronteer, Fronteer shall make no public announcement of this Agreement or the transactions contemplated hereby without the prior written consent of Telecom. Telecom shall make no public announcement of this Agreement or the transactions contemplated hereby prior to Closing without the prior written consent of Fronteer.

9.   EMPLOYEES AND INDEPENDENT CONTRACTORS

     Telecom is NOT, as a term or condition of this Agreement, assuming any of Fronteer's obligations with respect to employment contracts or independent contractor contracts, if any, and Telecom is NOT obligated to employ Fronteer's employees. Telecom shall have the right, on or after the date hereof, to contact Fronteer's sales managers and sales employees who work on any of the Directories to discuss future employment with Telecom. Fronteer shall use its best efforts to assist Telecom in Telecom's efforts to employ some or all of Fronteer's employees. Telecom agrees to cooperate with Fronteer in Telecom's hiring of Fronteer's sales managers or sales employees in an effort to allow Fronteer to complete its obligations under Section 3. In addition, Fronteer agrees not to solicit, hire, contract with or otherwise employ any employee(s) of Telecom for a period of two (2) years after such employee(s) employment with Telecom has terminated.

10.  NON-COMPETE AGREEMENTS

     In consideration of Telecom's purchase of the Directories, for a period of ten (10) years, beginning on the date of Closing, and subject to Fronteer's express obligations to complete the sales, publication and distribution of certain Directories set out in Section 3 above, Fronteer shall not compete with Telecom in Telecom's business in the states of Iowa, Minnesota, Michigan, Missouri, Nebraska, South Dakota, Colorado, Wyoming, Idaho, Montana, Utah, Illinois, Indiana, or Wisconsin, nor shall Fronteer deal with, invest in, lend money to, guarantee loans of, make gifts to, advise, or by any other means assist any other person to so compete with Telecom. If any court of competent jurisdiction shall determine that these restrictions are unreasonable, the parties, by this Agreement, agree to any restrictions that any such court would find to be reasonable under the circumstances. Notwithstanding the terms set out in this Section 10, Fronteer shall have the right to contract for directory production services as a third party independent vendor for other telephone directory publishers and may conduct CMR business (limited to "A" advertising accounts only, as defined by Yellow Page Publishers Association).

     If Telecom, through no fault of Fronteer, does not exercise the option described in Section 15 below, and complete its purchase of Fronteer's directory publishing business in the state of North Dakota pursuant to the terms of the Option Agreement, the areas to which this section applies shall automatically be revised to only the distribution areas for all telephone directories published by Telecom as of the date the option expires.

     The employees, officers and/or directors of Fronteer listed on Exhibit "J" attached hereto agree to execute Non-Competition Agreements in the form attached hereto as Exhibit "K" on or before Closing. In addition to the consideration paid to Fronteer for Telecom's purchase of the Directories, Telecom agrees to pay each of such employees, officers and/or directors the amounts set out beside their names on Exhibit "J." Such amounts shall be paid as follows: 50% at Closing, 40% one year after the date of Closing, and 2% each year thereafter for the next 5 years.

     James Greff, an employee of Fronteer, agrees to execute the Non-Competition Agreement in the form attached hereto as Exhibit "L" on or before Closing. The amount to be paid to James Greff set out in the Non-Competition Agreement is unrelated to the consideration described in Section 2 above.

11.  INDEMNIFICATION OF TELECOM

     Fronteer hereby indemnifies and saves Telecom harmless from and against any and all costs, liability, or expenses, including reasonable attorneys' fees, arising out of (i) any breach of warranty, covenant, agreement, or representation made by Fronteer in this Agreement; (ii) any nonfulfillment of any agreement of Fronteer under this Agreement or any misrepresentation in or omission from this Agreement or from any certificates or other instrument furnished or to be furnished to Telecom; (iii) any cause of action or expense directly or indirectly related to Fronteer's sale, publication or distribution of the editions of the Directories published by Fronteer; and (iv) all actions, suits, proceedings, demands, assessments, judgments, costs, and expenses incident to any of the foregoing.

12.  INDEMNIFICATION OF FRONTEER

     Telecom hereby indemnifies and saves Fronteer harmless from and against any and all costs, liability, or expenses, including reasonable attorneys' fees, arising out of (i) any breach of warranty, covenant, agreement, or representation made by Telecom in this Agreement; (ii) any nonfulfillment of any agreement of Telecom under this Agreement or any misrepresentation in or omission from this Agreement or from any certificates or other instrument furnished or to be furnished to Fronteer; and (iii) all actions, suits, proceedings, demands, assessments, judgments, costs, and expenses incident to any of the foregoing.

13.  CONFIDENTIAL INFORMATION

     DEFINITION. For purposes of this Section, "Confidential Information" means any information or compilation of information not generally known, which is proprietary to the business, and includes, without limitation, trade secrets, inventions, and information pertaining to development, marketing, sales, accounting, and licensing of the business products and services, customer information contained in customer records, working papers or correspondence files, all financial information contained in federal and state tax returns, and the financial terms of this transaction.
     Information shall be treated as Confidential Information irrespective of its source and all information that is identified as being "confidential", "trade secret", or is identified or marked with any similar reference, or any information that Fronteer treats as confidential or Telecom should know is being treated by Fronteer as confidential, shall be presumed to be Confidential Information.

     COVENANTS BY PARTIES. Telecom and Fronteer agree and covenant with respect to all Confidential Information received or learned by either of them as follows:

          A. that they will treat as confidential all Confidential Information made available to them or any of their employees, agents or representatives;

          B. that they will maintain the same in a secure place and limit access to the Confidential Information to those employees, agents and representatives to whom it is necessary to disclose the Confidential Information in furtherance of the transactions contemplated by this Agreement;

          C. that they and their employees, agents and representatives will not copy any Confidential Information (unless authorized), disclose any Confidential Information to any unauthorized party, or use any Confidential Information for any purpose, including competition with the other party or solicitation of the other party's customers; and

          D. that each party will assume liability for any breach of this paragraph by it or any of its employees, agents or representatives.

14.  CONDITIONS

     Telecom's obligations hereunder, unless waived by Telecom in writing, are expressly contingent upon the following: (A) Telecom being successful in reaching employment arrangements with at least 75% of the employees of Fronteer listed on Exhibit "M" attached hereto, under Telecom's customary employment terms; (B) Fronteer obtaining assignments to Telecom of the telephone publishing contracts with Bridgerland Phone Book, Inc., Ronan Telephone Company, and with the local telephone company covering the Big Horn Basin directory; (C) Fronteer using all reasonable efforts to acquire a similar assignment from Range

Cooperative, Inc.; and (D) Fronteer being released from any and all obligations or liability pursuant to its agreements with Peak Media, Inc. and Upper Valley Phone Book, Inc., as described above, with Fronteer assigning Telecom any and all rights Fronteer may have in and to any agreements from Peak Media, Inc. or Upper Valley Book, Inc., not to compete with Fronteer in the telephone directory publishing business.

15.  OPTION AGREEMENT

     The parties hereto expressly acknowledge that Telecom and Fronteer have, of even date herewith, entered into an Option Agreement under which Telecom shall have an option to acquire all of Fronteer's telephone directory business in the state of North Dakota under the terms set out in the Option Agreement.

16.  MISCELLANEOUS

     BROKER OR FINDER. Telecom and Fronteer represent that no person is entitled to any brokerage commission, finder's fee, or any other like payment in connection with any transaction contemplated by this Agreement by reason of the action of any party to this Agreement.

     SEVERABILITY. If any provision of this Agreement is held for any reason to be unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall, nevertheless, remain in full force and effect.

     APPLICABLE LAW. This Agreement shall be construed in accordance with the laws of the State of Iowa. Venue for any action to enforce this Agreement shall be in Iowa or in North Dakota at the option of the party filing such action.

     NOTICES. Any notices or other communications required or permitted under this Agreement shall be sufficiently given if sent by certified mail, return receipt requested, postage prepaid, addressed as follows:

               TELECOM:       Telecom*USA Publishing Company
                              P.O. Box 3162
                              Cedar Rapids, IA  52406-3162
                              Attn: Arthur L. Christoffersen

               FRONTEER:      Fronteer Directory Company, Inc.
                              216 North 23rd Street
                              Bismarck, ND 58501
                              Attn: Dennis W. Olson

     CAPTIONS. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     USE OF FACSIMILE. The parties hereto expressly consent to the use of facsimile signatures and agree that such facsimile signatures shall be binding as originals.

     SURVIVAL. Each and every provision of this Agreement shall survive the execution hereof and shall remain binding on the parties hereto until all performance called for hereunder is complete.

     BINDING EFFECT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party hereto may make any assignment of this Agreement or any interest herein without the prior written consent of the other parties hereto. Assignments without such consent shall be void.


                         TELECOM*USA PUBLISHING COMPANY


                         By:/s/ ARTHUR L. CHRISTOFFERSEN
                            ----------------------------
                            Arthur L. Christoffersen, President



                         FRONTEER DIRECTORY COMPANY, INC.


                         By:/s/ DENNIS W. OLSON
                            -------------------
                            Dennis W. Olson, President


By their signatures below, the undersigned agree to execute the Non-Competition Agreements described in Section 10.


/s/ DENNIS W. OLSON                               /s/ MARLOW E. LINDBLOM
- ----------------------------------------          ------------------------------
Dennis W. Olson                                   Marlow E. Lindblom


                                                  /s/ ROLAND HAUX
- ------------------------------                    ------------------------------
Edwin Dressler                                    Roland Haux


- ------------------------------                    ------------------------------
Randall L. Gowin                                  James B. Qualls

                                                  /s/ LARRY A. SCOTT
- ------------------------------                    ------------------------------
James Greff                                       Larry A. Scott


/s/ LANCE OLSON, CPA
- ------------------------------                    ------------------------------
Lance L. Olson                                    Kelly Helgeson

                                   EXHIBIT "A"


                                                        MINIMUM
                                   DISTRIBUTION          NUMBER
DIRECTORY                              DATE           DISTRIBUTED
- ----------                         ------------       ------------

Big Sky Central, MT                March 1995               23,000

Billings, MT                       August 1995             117,000

Big Horn Basin, WY                 April 1995               40,000

Bridgerland, UT                    October 1995             43,000

Central, SD                        March 1995               27,000

Great Falls, MT                    January 1995            103,000

Twin Falls, ID                     January 1995             93,000

Range, MT                          April 1995               22,000

Ronan, MT                          March 1995               22,000

Idaho Falls, ID                    May 1995                146,000

Bozeman, MT                        January 1995             68,000

                                   EXHIBIT "J"

                      EMPLOYEES/OFFICERS/DIRECTORS SIGNING
                           NON-COMPETITION AGREEMENTS


                    Dennis W. Olson             $250,000
                    Marlow E. Lindblom          $170,000
                    Roland Haux                 $140,000
                    Larry A. Scott              $ 80,000
                    James B. Qualls             $ 50,000
                    Lance L. Olson              $ 50,000
                    Edwin Dressler              $ 20,000
                    Randall L. Gowin            $ 20,000
                    Kelly Helgeson              $ 20,000